Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte to Announce Fourth Quarter and Full Year FY2024
Financial Results on April 9, 2024

Herzliya, Israel, March 28, 2024 - Cognyte Software Ltd. (NASDAQ: CGNT), a global leader in investigative analytics software, today announced it will conduct a conference call on Tuesday, April 9, 2024, at 8:30am ET to review its fourth quarter and full year fiscal 2024 financial results for the year ending January 31, 2024. An earnings press release will be issued prior to the conference call.

A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register https://register.vevent.com/register/BI83257d5bfe3c43bea6449ce28ecd562c to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

About Cognyte Software Ltd.
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™.Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com.

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